

JLL Income Property Trust℠

ANNUAL REPORT 2014

BUILDING VALUE ON A SOLID FOUNDATION



Pictured: 111 Sutter Street, San Francisco

Dear Fellow Stockholders —

Once each year in this annual report, I am afforded the opportunity to communicate directly with all of you, our **stockholders** – you who have entrusted your precious capital to me and our management team as investors in **JLL Income Property Trust**. Substantial latitude is granted me with this letter as compared to our regular reporting mechanisms and public company filings which are circumscribed by convention, regulation and the stoical triumvirate of legal, risk and compliance. So with candor and sincerity (along with a freer hand than usual) each year I try to synopsize for you our recent accomplishments, provide insights into our strategy for the coming year and beyond, and offer some perspectives on the commercial real estate markets and broader economic forces that impact our business in which you have invested.

It is a daunting responsibility managing the wealth of others, and evermore so in the current economic environment. At the time of this writing, the US equities and fixed income markets are at the same time bumping up against new record high valuations. The Fed is signaling (no longer patient but certainly not impatient) it will begin to unwind its eight year experiment in unprecedented stimulative monetary policy while at the same time the ECB engages policies in the opposite direction. Washington has never been more dysfunctional and will likely remain gridlocked through the next election. The dramatic collapse of oil prices appears on the surface generally favorable to the US economy but many wonder if there is another shoe (or several) waiting to fall. Add to this social, civil and economic instability in other parts of the world…..I'll stop there now and make my point.

In an extraordinarily complex world today, **JLL Income Property Trust** is offering investors unique simplicity – direct share ownership in a growing portfolio of higher-quality, well-located office buildings, shopping centers, warehouses, apartments and parking garages – conservatively financed and principally located in major markets such as San Francisco, Seattle, Chicago, Washington, Atlanta and Miami. We own properties that we all work in, shop at, ship to and from, live in and park in. We work tirelessly to keep our tenants happy and paying us rent. We collect those rents and from them pay all the property expenses. At the end of the day, if we have done our job well, we generate operating profits which we pay out to you in the form of regular quarterly dividends (13 quarters consecutively, now). Further, if we have been astute investors (something our firm has been for institutional clients for 35 years), the properties we own and manage should, with time, appreciate in value, providing you the opportunity for both a current cash return on your investment along with modest share appreciation over a longer term investment period. I emphasize the longer term investment horizon as real estate has generally rewarded the patient, persistent investor. All in all, we have a uniquely simple strategy – own real estate (as compared to owning more stocks listed on an exchange) for the long term.

In 2012, I wrote about the *transformation* of our offering to its current structure. The watchword for my 2013 letter was *execution* of our strategic priorities – deleveraging, dispositions and new acquisitions. I'm very pleased to report to you that 2014 was about *performance*! 7.95% total return (net of fees) on our M share class comprised of a 4.1% income return and 3.7% share appreciation. And 100% tax efficiency on $17.1 million in dividends paid out to stockholders last year.

Beyond investment performance, other noteworthy accomplishments include:

- Portfolio wide occupancy of 97%, up 1% from 2013
- Loan-to-value ratio of 45% at year end, further reduced to 41% in January of this year
- Weighted average lease term, an important indicator of reliability of earnings, increased from 5.8 years to 7.6 years
- Weighted average interest rate reduced by 17 basis points for the year to 4.2%
- Quarterly gross dividend (before fees) increased for the second year in a row, from 11 cents per share to 12 cents per share, a 9.1% increase.

The investable universe of commercial real estate is estimated at approximately $12 trillion, that being the value of all of the real estate in the US, excluding primary residences (your home is not investment real estate, in our opinion). Similar to how a stock manager evaluates the market cap of companies within his or her investable universe and attempts to identify companies, sectors or industries that will outperform others; we drive investment performance for **JLL Income Property Trust** through a comparable approach. Through proprietary market tracking systems, sophisticated databases and the market leading experts we employ, we have unparalleled intellectual and human capital devoted to the task of determining how best to allocate our portfolio holdings across the $12 trillion of potential real estate investments.

A unique aspect of our strategy, and we believe one of its greatest strengths, is our ability to shift property type weightings and geographic concentrations as our research and strategy team (our in-house intellectual capital) guides us towards (and sometimes directs us to avoid) sectors and markets that are likely to outperform (or underperform) in the current environment. To demonstrate this, as compared to our portfolio holdings at the end of 2012, we significantly (and deliberately) reduced our exposure to the office property sector from 51% of our portfolio to 30% of our portfolio at the end of 2014. The other big shift has come in our allocation to warehouse properties which we increased from 6% of our portfolio to 22% over this same timeframe. Our portfolio diversification at year end was 30% office, 23% apartments, 22% industrial, 21% retail and 4% parking. We believe property type and geographic market selection has been and will continue to be one of the greatest contributors to our strengthening investment performance in 2014 and for the future. Our target acquisitions remain well-located, well-leased warehouses, grocery-anchored shopping centers and over time we will rebuild our apartment allocation (after monetizing four of our non-core student housing properties in January at pricing that exceeded our expectations) through acquiring higher-end, conventional apartments that should provide growth to our portfolio as the economy continues to expand.

Since 2012, we have raised nearly $400 million of new capital. We have also disposed of 21 non-strategic properties generating $310 million in sale proceeds. With this capital we have acquired 12 new properties (all of these more in keeping with our go-forward strategy) investing approximately $340 million. We also repaid or refinanced over $280 million in higher interest rate and higher loan-to-value loans and repurchased more than $120 million in shares, returning capital to stockholders that desired liquidity or chose to reduce their allocation to real estate. And in the vein of working tirelessly to keep our tenants happy, in 2014 our asset management team extended or signed new leases totaling more than 1 million square feet and renewed or released nearly 90% of current year lease expirations.

Most important of all, as we rebalanced our property sector weightings, reduced our borrowings and strengthened our balance sheet (to protect our downside for the next difficult economic time), we also grew our AFFO - Adjusted Funds From Operations, an industry standard metric for measuring operating performance of REITs. For 2014, AFFO was $28 million or $.61 per share compared to AFFO of $20 million or $.54 per share for 2013 – a 13% year over year increase, principally attributable to the positive influence of our new acquisitions. Our AFFO covered our annualized dividend per share of $.48 by a wide margin resulting in a conservative 79% dividend payout ratio.

On the macro front, job growth is a crucial demand driver for all types of commercial real estate and 2014 saw the biggest gain in payrolls in fifteen years. Improvements in real estate fundamentals broadened over the course of the year reflecting the strengthening national expansion. Three of the four primary property sectors saw declining vacancy rates on a national basis (apartments exhibited slight upticks however vacancies remain near 20-year lows) and all four realized fourth quarter rent growth ranging from 3% for retail to 4.7% for apartments. With 3 million more Americans working this year and near-term forecasts for continued economic momentum, we expect demand for real estate to continue to drive improvements in occupancies and rents in 2015.

In conclusion, I would like to recognize the incredible dedication of my extraordinarily talented team who are wholly responsible for our success. We all are guided by a deep commitment to the long-term best interests of our stockholders.

Thank you for your continued interest in and support of **JLL Income Property Trust**.

Our Annual Meeting is scheduled for 8:30 a.m. Central time on Tuesday, June 16th, 2015 at 200 East Randolph, Chicago, Illinois, 60601.

Sincerely,

C. Allan Swaringen
President and Chief Executive Officer

March 27, 2015

JLL Income Property Trust™

Current Portfolio: 24 properties across 10 states and Canada
Totaling 4.6 million commercial square feet, 803 apartment units & 706 parking stalls



Portfolio as of January 31, 2015

OFFICE

1 111 Sutter Street
2 Sherman Way I & II (2)
3 Railway Street (Calgary, Canada)
4 Westar
5 Monument IV

INDUSTRIAL

6 South Seattle Distribution Center (3)
7 Grand Prairie Distribution Center
8 Norfleet Distribution Center
9 Joliet Distribution Center
10 Kendall Distribution Center
11 Suwanee Distribution Center
12 Charlotte Distribution Center

OTHER

13 Chicago Parking Garage
14 South Beach Parking Garage

APARTMENT

15 The Edge at Lafayette
16 Campus Lodge Tampa
17 Station Nine

RETAIL

18 Rancho Temecula Town Center
19 Oak Grove Plaza
20 Grand Lakes Marketplace
21 The District at Howell Mill

DAILY NAV PER SHARE HISTORY (Class M shares, October 1, 2012 - December 31, 2014)


$11.00
$10.80
$10.60
$10.40
$10.20
$10.00
Q4-12
Q1-13
Q2-13
Q3-13
Q4-13
Q1-14
Q2-14
Q3-14
Q4-14

ANNUAL REPORT 2014


WHOLE FOODS MARKET

JLL
Income Property Trust™

200 E. RANDOLPH DRIVE
CHICAGO, IL 60601
www.jllipt.com